UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F  ☐

Notice of Inclusion of Subsidiary in Holding Company

1. Details of subsidiary	A. Company name		POSCO SAFETY SOLUTION
	B. Representative		Yu Jaehong
	C. Main business		Occupational Safety and Health Advisory Services for Business Sites
	D. Financial status of the latest fiscal year (KRW mn)	Total assets	—
		Total liabilities	—
		Total shareholders’ equity	—
		Capital stock	—

2. Shareholding ratio of subsidiary	Before inclusion	Shares held (shrs.)	—
		Shareholding ratio (%)	—
	After inclusion	Shares held (shrs.)	926,000
		Shareholding ratio (%)	100.0

3. Percentage of value of shares held to total assets	Before inclusion	Value of shares held (KRW million)	—
		Percentage in total assets (%)	—
	After inclusion	Value of shares held (KRW million)	4,630
		Percentage in total assets (%)	0.0

4. Total number of subsidiaries	Before inclusion		18
	After inclusion		19

5. Reasons for inclusion			Corporation establishment

6. Date of inclusion			September 17, 2025

7. Date of board resolution (decision date)			September 17, 2025

8. Other matters to be factored into investment decisions

•  POSCO SAFETY SOLUTION is a newly established subsidiary of POSCO HOLDINGS and will report the incorporation of affiliate in accordance with Article 30(1) of the Monopoly Regulation and Fair Trade Act.

•  The total number of ‘shares held’ after the inclusion under ‘2. Equity ratio in the subsidiary’ is 926,000 shares, which represents 100.0% of the total number of shares (926,000 shares) issued by POSCO SAFETY SOLUTION upon its incorporation that POSCO HOLDINGS is acquiring in the form of cash contribution.

•  The post-inclusion ‘Value of shares held (KRW mn)’ under ‘3. Percentage of value of shares held to total assets’ is the equity value of 926,000 shares, which represents 100.0% of total issued shares. The post-inclusion ‘Total asset ratio (%)’ is the ratio of the equity valued against the total assets recorded in the separate financial statements of POSCO HOLDINGS in the FY2024 Business Report.

•  Above ‘6.date of inclusion’ refers to the share transaction consolidation date.

•  Above ‘7. date of Board resolution (decision date)’ is based on the date of the Founders’ General Meeting of POSCO SAFETY SOLUTION.

•  POSCO SAFETY SOLUTION is a business that offers advisory services on occupational safety and health for business sites.

Related disclosure	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: September 17, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President